KATIE GOLD CORP.

1055 West Hastings Street, Suite 1400

Vancouver, British Columbia, Canada, V6E 2E9

t: (604) 970-1706

f: (604) 443-7000

October 24, 2005

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

USA

20549-7010

Dear Sirs,

Re:

Katie Gold Corp. (the “Company”)

Registration Statement on Form SB-2

Filed July 21, 2005

File No. 333-126748

This letter outlines our responses to comments in your 2nd letter dated September 15, 2005. We have used the same numbering references as in your letter.

General

1.

We have added the following new paragraph in the section Description of Business – In General of the SB-2/A2:

We have no intention on engaging in a merger or acquisition within the next 12 months.

Summary, page 6

2.

We have added the following new paragraph in the section Summary of the SB-2/A2:

Our President, Mr. Robert A. Biagioni, founded the Company to develop exploration properties that would attract investment capital to advance their economic value. He has been pursuing mining properties in Canada and the USA since January 2003. Mr. Biagioni has exploration company experience with Sand River Resources Ltd. (now Rio Fortuna Explorations Corp.) where he was a director, CFO and corporate secretary. During his tenure, Sand River Resources Ltd. was a reporting issuer in British Columbia, Canada and was listed on the over the counter market in Canada.

Risk Factors, page 8

3.

We have amended our Risk Factor – Because management has no technical experience in mineral exploration, our business has a higher risk of failure, as follows and moved it from 12th to 2nd in Risk Factor placement of SB-2/A2:

None of our officers or directors has any technical training or experience in the field of geology and specifically in the areas of exploring for, starting and operating a mine.  As a result, we may not be able to recognize and take advantage of potential acquisition and exploration opportunities in the sector without the aid of qualified geological consultants.  As well, with no direct training or experience in these areas, our management may not be fully aware of the specific requirements related to working in this industry.  Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, our operations, earnings and ultimate financial success may suffer irreparable harm due to management’s lack of training and experience in this industry.

4.

The following is our disclosed Use of Proceeds totaling $76,500:

Description	Totals
Professional Fees	30,000
Mineral Property Interest	5,000
Exploration – Phase I	21,000
Geological Reports	4,000
Transfer Agent	1,000
Office and sundry	5,000
Cusip	500
Filing Fees	2,500
Working capital	7,500
Total	76,500

Our use of proceeds only includes Phase I exploration expenditures and not the $185,840 representing all three phases, which we have disclosed as requiring further funding. Our use of proceeds also includes sufficient funding for anticipated administrative costs of $25,000 for 1 year and $17,861 in costs associated with this registration statement.

We have amended our disclosure in the 1st paragraph of this Risk Factor in SB-2/A2 as follows:

Our current operating funds are less than necessary to complete all intended exploration of the Conglin Property, currently estimated at $185,840 for all three proposed phases of exploration as more fully discussed in the section entitled Proposed Budget, our estimated costs related to this registration statement of $17,861 and our estimated administrative costs for 12 months from the date of this registration statement of $25,000. Therefore, we will need to obtain additional financing in order to complete our business plan.  As of September 30, 2005, we had cash in the amount of $51,050. We currently do not have any operations and we have no income.  As well, we will not receive any funds from this registration.

We have amended our disclosure in the 3rd paragraph of Plan of Distribution in SB-2/A2 to revise our estimate of $15,000 to $17,860.91.

We have added the following disclosure to the end of the section Proposed Budget in SB-2/A2:

In addition to the three phase exploration program costs, we estimate we will incur $25,000 in administrative costs for the year following the date of this registration statement and $17,861 in expenses associated with this registration statement.

We have amended the disclosure in the section Plan of Operations of SB-2/A2 as follows:

In addition to the exploration program costs, we estimate we will incur $25,000 in administrative costs for the year following the date of this registration statement and $17,861 in expenses associated with this registration statement.

Total expenditures related to exploration, administration and this offering over the next 12 months are therefore expected to be approximately $50,000.

Selling Stockholders, page 13

5.

The Company did not use agents for the placement of the shares owned by our Selling Stockholders. All Selling Stockholders are family, friends or close business associates of our directors. The directors received no compensation for the placement of our shares.

Description of Business, page 21

6.

We have amended the 1st paragraph in the section Description of Business – In General of the SB-2/A2 for the following additional disclosure:

We are seeking to become a publicly trading company in order to enhance our ability to raise additional funding for our business plan. Historically, the risks associated with mining exploration have caused companies to seek their risk capital from public securities markets. We estimate the annual cost of becoming a reporting issuer to be $10,000.   However, there is no guarantee that our stock will be publicly traded or that we will be able to raise additional financing as required.

Plan of Operations, page 26

7.

We have added the following paragraph to our disclosure in section Plan of Operations – Geological Assessment Report: Conglin Property of the SB-2/A2:

Mr. Timmins has been practicing as a professional geologist since 1965, having been engaged in the evaluation, exploration and development of mineral properties throughout Canada, the United States of American, Latin and South America, Australia and New Zealand. He graduated in 1956 from the Provincial Institute of Mining in Haileybury, Ontario and attended the Michigan Technological University from 1962 to 1965. He was licensed by the Professional Engineers Association of British Columbia (geological discipline) in 1969.

Certain Relationships and Related Party Transactions, page 27

8.

We have added the following paragraph in SB-2/A2:

Since our inception, we have not provided anything of value to our sole promoter, Robert A. Biagioni, for his services or acquired any assets from him.

Financial Statements, page 30

9.

We have updated our financial statements in SB-2/A2 to include an unaudited stub period as at September 30, 2005 to comply with Item 310(g) of Regulation S-B.

We have also amended our other financial disclosure within SB-2/A2 to coincide with our September 30, 2005 stub period reporting.

We have also updated disclosure within SB-2/A2 for the stub period Results of Operations for the Period from Inception to September 30, 2005.

Part II

Recent Sales of Unregistered Securities, page 40

10.

We have amended the last paragraph of this Section in SB-2/A2 to the following:

Our subscription agreement with each shareholder provided that we shall refuse to register any transfer of the securities not made in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration; provided, however, that if any law of any Canadian province prevents us from refusing to register securities transfers, other reasonable procedures, such as a legend described in paragraph (b)(3)(iii)(B)(3) of Regulation S may be implemented to prevent any transfer of the securities not made in accordance with the provisions of Regulation S.

We supplementally confirm that the sales for which we are relying on the Regulation S safe harbor were made in accordance with conditions of Section 903(b)(3).

11.

All the Selling Stockholders, who are family, friends or close business associates of our directors, were contacted by our directors in person and provided with a subscription agreement which they read and executed.

Exhibits – Consent of Telford Sadovnick, PLLC, Certified Public Accountants, page 42

12.

We have updated the consent of our auditors Telford Sadovnick, Certified Public Accountants in Exhibit 23.1 of SB-2/A2.

We are enclosing with this letter a clean and black-lined SB-2/A2.

We look forward to your response to our amendments and commentary.

Yours truly,

KATIE GOLD CORP.

/s/ Robert A. Biagioni

____________________________

Robert A. Biagioni, C.A.

President

Encl.

\KGC SEC Response 24Oct05.doc

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